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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No. 2)*

                         Banyan Mortgage Investment Fund
                              (Name of Issuer)

                        Common Stock, $.01 par value
                       (Title of Class of Securities)

                                 066 82 P 106
                               (CUSIP Number)

                          Lawrence G. Goodman, Esq.
                  Shereff, Friedman, Hoffman & Goodman, LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 758-9500
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 14, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 2 of 11 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     GABRIEL CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,118,961
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER

                        1,118,961



11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,118,961


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%


14 TYPE OF REPORTING PERSON*

     PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 3 of 11 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL FUND LIMITED


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS


     WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  CAYMAN ISLANDS


                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,650,393
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER

                        1,650,393


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,650,393


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%


14 TYPE OF REPORTING PERSON*

     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 4 of 11 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL MANAGEMENT CORP.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


                   7 SOLE VOTING POWER

                        183,046
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,650,393
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                        183,046

                  10 SHARED DISPOSITIVE POWER


                        1,650,393


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,833,439


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%


14 TYPE OF REPORTING PERSON*

     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 5 of 11 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    J. EZRA MERKIN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  UNITED STATES


                   7 SOLE VOTING POWER

                        183,046
  NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              2,769,354
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                        183,046

                  10 SHARED DISPOSITIVE POWER

                        2,769,354


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,952,400


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%


14 TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D

     This Amendment No. 2 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D (the "Schedule"), as previously amended by Amendment No. 1 to Schedule 13D.

Item 3.   Source and Amount of Funds

     The information contained in Item 3 to the Schedule is hereby amended and supplemented as follows:

     From December 5, 1995 through December 12, 1995: (i) Gabriel purchased an aggregate of 37,900 shares of Common Stock at an aggregate cost of $15,396.87 using its own funds; (ii) Ariel Fund purchased an aggregate of 55,901 shares of Common Stock at an aggregate cost of $22,709.78 using its own funds, and in addition, (iii) Ariel caused one of its private discretionary investment accounts to purchase 6,199 shares of Common Stock at an aggregate cost of $2,518.34 using the funds of such account.

Item 4.   Purpose of the Transaction

     The information contained in Item 4 to the Schedule is hereby amended and supplemented as follows:

     With respect to the actions or events described in paragraphs (a) through
(j) of Item 4 of Schedule 13D, see Exhibit A hereto. The aforesaid private discretionary account managed by Ariel has no interest, and there is no current intention for it to have an interest, in the course of action referred to in Exhibit A.

     Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

     All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

Item 5.   Interest in Securities of the Issuer

     The information contained in Item 5 to the Schedule is hereby amended and supplemented as follows:


     (a) and (b) Gabriel is the beneficial owner of 1,118,961 shares of Common Stock, for a total beneficial ownership of 2.8% of the outstanding shares of Common Stock.

     Ariel Fund is the beneficial owner of 1,650,393 shares of Common Stock, for a total beneficial ownership of 4.1% of the outstanding shares of Common Stock.

     Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,650,393 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 183,046 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 1,833,439 shares of Common Stock, or 4.6% of the outstanding shares of Common Stock.

     As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,118,961 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,650,393 shares of Common Stock owned by Ariel Fund and the 183,046 shares of Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 2,952,400 shares of Common Stock, or 7.4% of the outstanding shares of Common Stock.

     The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 39,822,304 outstanding shares of Common Stock of the Issuer as of April 8, 1996, as reported in the Issuer's Quarterly Report on Form 10-K for the fiscal period ended December 31, 1995.

     (c) There were no transactions effected by the Reporting Persons during the past 60 days.

Item 7.   Material to Be Filed as Exhibits

Exhibit A.     Letter to the Issuer dated May 14, 1996

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 GABRIEL CAPITAL, L.P.

                                 By: /s/ J. Ezra Merkin
                                     ------------------

                                     Name: J. Ezra Merkin
                                     Title: General Partner


                                 ARIEL FUND LIMITED


                                 By: MEESPIERSON MANAGEMENT
                                     (CAYMAN) LIMITED

                                 By: /s/ C. Anthony Mellin, Darryll LeGeyt
                                     -------------------------------------
                                     Name: C. Anthony Mellin, Darryll LeGeyt
                                     Title: Director, Assistant Secretary


                                 ARIEL MANAGEMENT CORP.

                                 By: /s/ J. Ezra Merkin
                                    --------------------------------------
                                    Name:  J. Ezra Merkin
                                    Title: President

                                 /s/ J. Ezra Merkin
                                 -------------------
                                 J.  EZRA MERKIN
Dated: May 17, 1996

                                                      Exhibit A


                                   May 14, 1995


Leonard G. Levine, President and Director
Banyan Mortgage Investment Fund
150 S. Wacker Drive, Suite 2900
Chicago, Illinois  60606


Dear Mr. Levine:

          As you know, Gabriel Capital L.P., ("Gabriel") and Ariel Fund Ltd. are, collectively, the largest shareholder of Banyan Mortgage Investment Fund ("Banyan") - owning approximately 7% of Banyan's outstanding common shares. We write to demand that Banyan not proceed with the Private Placement or the Merger described in the Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 12, 1996, by and among RGI U.S. Holdings, Inc., RGI Holdings Inc. (collectively, "RGI") and Banyan.

          Based on the information available to us, we believe that the transactions contemplated by the Merger Agreement severely compromise the interests of Banyan and its shareholders and are inconsistent with the fiduciary duties of Banyan's directors and officers (the "D&Os"). In particular (and without limitation), we strenuously object to the excessive termination fees contained in the Merger Agreement (including Section 10.03 thereof) -- fees that are payable even if Banyan's Board of Directors chooses to support an alternative transaction or cannot obtain a Fairness Opinion. There is no reason why Banyan is required to act immediately to close the Private Placement and become obligated for these fees and it is unreasonable for Banyan to do so.
This is especially true in light of Gabriel's willingness to invest millions of dollars into Banyan as discussed below.

          Accordingly, if you choose to proceed with the Private Placement or the Merger, we intend to take appropriate steps to protect Banyan and its shareholders. These steps include, without limitation, the filing of appropriate lawsuits to invalidate all or portions of the Merger

- --------------------
     1 Each capitalized term in this letter that is not otherwise defined has the meaning ascribed to such term in the Merger Agreement.

Leonard G. Levine, President and Director
May 14, 1996
Page 2

Agreement and to hold each D&O liable for breaching his or her duties to Banyan and its shareholders. It would be unfortunate if Gabriel is forced to resort to litigation. As your largest shareholder, out interests and those of Banyan should be completely aligned. We, therefore, ask that, prior to consummating any portion of the Private Placement or the Merger, Banyan meet with us to discuss alternatives.

          To provide Banyan with liquidity and other benefits without the termination fee and other coercive terms of the Merger Agreement, Gabriel and/or its designee(s) is willing to purchase the Initial Shares for $3.5 million, subject to (i) the terms and conditions of Section 1.01(e) of the Merger Agreement (replacing Gabriel and/or its designee(s) and advisors for RGI and its advisors, as applicable) that do not specifically relate to the Merger, Sogen or Morgens, (ii) the appointment of a Gabriel designee to Banyan's Board of Directors in substitution for an existing Board member (identity to be discussed) and (iii) Banyan's agreement for a reasonable period of time to be agreed upon to repurchase at Gabriel's request the Initial Shares at Gabriel's original purchase price plus costs, expenses and a 10% return (calculated on an annual basis) contemporaneously with Banyan's agreement to sell, issue, transfer or exchange, in any transaction or series of transactions, ten percent or more of any class of Banyan equity securities or equivalents (broadly defined to include, among other things, warrants, convertible debt and other interests in the profits or revenues of Banyan).

          We look forward to discussing these issues with you promptly. Please be advised that our offer to purchase the Initial Shares contained herein terminates on the earlier of (i) the closing of the Private Placement and (ii) 5:00 p.m. on May 16, 1996. In addition, we understand that Banyan desires liquidity in excess of the $3.5 million discussed herein and, therefore, expects that, as part of the purchase of the Initial Shares, we and Banyan will discuss in good faith all of Banyan's financing issues. In particular, please be advised that Gabriel and/or its designee(s) is willing to invest an additional $7 million to $12 million into Banyan, subject to due diligence and documentation.

          We strongly believe that, working together, Banyan and Gabriel can provide better solutions for Banyan than those contained in the Merger Agreement and look forward to a constructive dialogue. Although our offer necessarily will have to be finalized in a formal agreement, our proposal to make millions of dollars available to Banyan on favorable terms is, we believe, sufficiently attractive so as to warrant serious reconsideration.

Leonard G. Levin, President and Director
May 14, 1996
Page 3

          Please provide copies of this letter to the other Banyan directors. Gabriel and its advisors are available at your reasonable convenience to discuss these matters.

                                             Very truly yours,


                                             GABRIEL CAPITAL L.P.

                                             /s/ Jack Mayer

                                             Jack Mayer, Authorized Agent